May 5, 2005

Mail Stop 0409

Michael I. Ruxin, M.D.
Chairman of the Board and Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, CO  80215

      Re:	Amendment No. 1 to Registration Statement on Form S-1
      Filed April 27, 2005
      Registration No. 333-123378

Dear Dr. Ruxin:

	We have limited our review of your registration statement to the terms of the financing you entered into with Fusion Capital.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Fusion Capital Transaction

1. We refer to the table found on page 48 that provides examples of the number of additional commitment shares that would be issued under various pricing and volume scenarios. Please add a column that illustrates the effective price per share paid by Fusion Capital for all of the shares issued, including the additional commitment shares.
For example, we note that when you calculate the price per share after including the additional commitment shares in the last row, the effective price per share drops from $2.50 to $2.17.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 27

2. We have reviewed your revisions in response to Comment No. 2 from our previous comment letter. Please expand your discussion of how you intend to account for the additional commitment shares. We note your statement that the shares will be accounted for in the company`s balance sheet, but it`s not clear whether they will be treated as offering costs or as costs of financing. Please revise to clarify your accounting treatment and what accounts will be impacted by the transaction.

Management

Involvement in Certain Legal Proceedings, page 39

3. We refer to your belief that the "lower court ruling in this case is substantively and procedurally in error ..." This statement is a legal conclusion that the company is not qualified to make. If the statement is based on a conclusion drawn from counsel, please state this, identify counsel and have counsel file a consent to the registration statement. Alternatively, please remove this statement.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Owen Pinkerton, Attorney-Advisor, at (202)
551-
3694 or me at (202) 551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	Clayton E. Parker, Esq. (via facsimile)
	Ronald S. Haligman, Esq.
	Kirkpatrick & Lockhart LLP
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Global Med Technologies, Inc.
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